

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2011

Joshua B. Weingard
Chief Legal Officer
Cardo Medical, Inc.
7625 Hayvenhurst Avenue
Suite 49
Van Nuys, California 91406

> **Re: Cardo Medical, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 9, 2011**
> **File No. 0-21419**

Dear Mr. Weingard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We reference the letter from the Division of Corporation Finance Chief Accountant's Office dated March 14, 2011. As previously requested, please revise to include the historical financial statements of Cardo Medical, Inc. and the other information required by Item 14 of Schedule 14A. Please also include pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of the reconstructive division.

2. As a related matter, we also reissue prior comment 2. Please note that if financial statements as of a date on or after the date a component of your business has been

disposed of or has been classified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of Cardo Medical, Inc. to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

3. We note your response to prior comment 3; however, if your affiliated shareholders approved a sale, you should inform investors of that development in the information statement. Also clarify whether applicable state law requires additional shareholder vote after you establish the terms of the sale of the spine division, and disclose the substance of the last sentence of your response to prior comment 3.

A Note about Forward-Looking Statements, page 7

4. Please expand your response to prior comment 6 to address your financial information as of September 30, 2010.

Background of the Asset Sale, page 15

5. We note your response to prior comment 7.   Reconcile the disclosure in the penultimate paragraph on page 15 that a fourth prospective purchaser submitted "a preliminary indication of interest" on December 3, 2010 with the disclosure in the third paragraph on page 16 about "one preliminary indication of interest" received on December 21, 2010 and "three preliminary indications of interest" previously received.

6. We note your response to prior comment 8; however, it does not appear that you expanded the references to your negotiations with Arthrex to disclose in greater detail the negotiations that took place. For example, we note the following:

    •   You continue to refer in the second paragraph on page 16 to Arthrex submitting a "revised proposal" on December 22, 2010; however, you do not mention any other proposals from Arthrex before that date.   Please clarify when Arthrex submitted proposals before December 22, 2010 and disclose the material revisions in the submitted proposals.

    •   You continue to disclose in the third paragraph on page 16 that the board "decided to continue negotiations with Arthrex" and in the fourth paragraph on page 16 that you "continued to negotiate with Arthrex the terms and conditions." However, you did not expand the references to disclose in greater detail the negotiations that took place. Please revise accordingly.

Opinion of Inverness Advisors, page 27

7. Regarding your response to prior comment 13:

- Ensure that you have provided us a copy of all written materials that the financial advisor presented to the board. We note the disclosure in the seventh paragraph on page 16 that the financial advisor made a presentation to the board on January 12, 2011; however, it does not appear that you provided us a copy of any materials presented to the board on that day. Please advise.

- Provide the disclosure required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A concerning the presentation on January 12, 2011.

8. We note your response to prior comment 14. However, the reference to the "letter is solely for the information of the company's Board of Directors in evaluating the transaction" has not been deleted. Therefore, we reissue the comment.

Discounted Cash Flow Analysis, page 32

9. We note your response to prior comment 16. Please demonstrate whether disclosure of the results reflected in the financial and operating forecasts, to the extent they are not in line with historic operating trends, is material to shareholders to evaluate your disclosure in this section.

Voting Securities and Principal Holders Thereof, page 34

10. Please tell us why you did not update this disclosure. In your response, address (1) whether the identified security holders acquired or disposed of shares since the date of the table and (2) the filing date of the Form 4 reflecting the ownership information disclosed in your table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Esther L. Moreno, Esq.